Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre

2-20 Paterson Street, Causeway Bay, Hong Kong

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders

To be held on October 23, 2026 at 10:30 a.m., Hong Kong Time (October 22, 2026 at 10:30 p.m., Eastern Time)

The undersigned hereby appoints Kit Wong as proxy with full power of substitution, to represent and to vote as set forth herein all the class A ordinary shares of Charming Medical Limited (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “EGM”) of the Company and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” Items 1, 2 and 3 of the EGM.

Item 1	By a Resolution of Shareholders, subject to and conditional upon approval by the shareholders of Item 2, to approve that the 15,000,000 authorized but unissued class B ordinary shares of a par value of US$0.0001 each (the “Class B Shares”) of the Company be cancelled in their entirety and removed from the authorized shares of the Company, that the maximum number of shares which the Company is authorized to issue be reduced accordingly from 75,000,000 shares to 60,000,000 class A ordinary shares of a par value of US$0.0001 each, and that “class A ordinary shares” be renamed as “shares” (the “Shares”), such that immediately following such cancellation the Company shall be authorized to issue a maximum of 60,000,000 Shares and shall have no authority to issue shares of any other class (the “Cancellation of the Class B Shares”).

☐ For	☐ Against	☐ Abstain

Item 2	By a Resolution of Shareholders, subject to and conditional upon approval by the shareholders of Item 1, to adopt the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”) in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company, to reflect the Cancellation of the Class B Shares and to remove the dual-class share structure of the Company (the “Adoption of the Third Amended and Restated M&A”).

☐ For	☐ Against	☐ Abstain

Item 3	By a Resolution of Shareholders, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Items 1 and 2 (the “Adjournment”).

☐ For	☐ Against	☐ Abstain

In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the EGM or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date, and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite #140, Clearwater, FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan, and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com, click on Vote Your Proxy. Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at [*].

Consent to electronic delivery of proxy material: __________________________ (email address).